UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13a-16 OR 15d-16
                     UNDER THE SECURITIES EXCHANGE ACT OF 1934




                       For the month of March, 2006

                                 SPIRENT plc
     _____________________________________________________________________
                (Translation of registrant's name into English)

  Spirent House, Crawley Business Quarter, Fleming Way, Crawley, West Sussex
                                RH10 9QL, UK.
     _____________________________________________________________________
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F    X         Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....        No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________






 NOTIFICATION OF MAJOR INTERESTS IN SHARES



1. Name of listed company


SPIRENT PLC



2. Name of shareholder with a major interest


BARCLAYS PLC



3. Please state whether notification indicates that regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18


SHAREHOLDER IN 2 ABOVE



4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them


  Registered Holder                                      Account        Holding
                                                       Designation

  BANK OF IRELAND                                         258227        888,556
  BANK OF IRELAND                                        4239749      1,483,297
  Bank of Ireland Nominees Limited               CREST ID. 11X13      1,566,600
  BANK OF NEW YORK                                        210405      1,009,027
  BANK OF NEW YORK                                        214075      5,492,767
  BANK OF NEW YORK                                        221428        832,837
  BANK OF NEW YORK                                        367748      2,907,094
  BANK OF NEW YORK                                        392067      3,326,323
  BANK OF NEW YORK                                        768198        257,328
  BARCLAYS CAPITAL NOMINEES LIMITED                                     -69,908
  BARCLAYS CAPITAL NOMINEES LIMITED                                    -154,411
  BARCLAYS CAPITAL NOMINEES LIMITED                                     346,210
  BARCLAYS CAPITAL NOMINEES LIMITED                                   1,940,562
  Barclays Noms Monument R97 C 000000000000000000                         1,053
  Barclays Trust Co & Others                                              8,077
  BNP PARIBAS                                                            63,549
  BNY (OCS) NOMINEES LTD                                  221476        315,354
  BOISS NOMINEES LTD                                     4224361        567,086
  CHASE NOMINEES LTD                                       16376        527,631
  CHASE NOMINEES LTD                                       16669        134,728
  CHASE NOMINEES LTD                                       18243        123,823
  CHASE NOMINEES LTD                                       19518        350,116
  CHASE NOMINEES LTD                                       19519      2,633,656
  CHASE NOMINEES LTD                                       20947     36,805,116
  CHASE NOMINEES LTD                                       21359      1,483,196
  CHASE NOMINEES LTD                                       25772        849,762
  CHASE NOMINEES LTD                                       27793         56,306
  CHASE NOMINEES LTD                                       27797        138,568
  CHASE NOMINEES LTD                                       27800      1,037,801
  CHASE NOMINEES LTD                                       28270        908,176
  CHASE NOMINEES LTD                                       28270        307,679
  CHASE NOMINEES LTD                                       31961      1,306,245
  CIBC MELLON GLOBAL SECURITIES                                          42,140
  CITIBANK                                            6010640794        241,026
  CITIBANK                                            6010782807        462,289
  DEUTSCHE BANK LONDON                                   8003168         30,331
  Gerrard Nominees Limited                                603856          1,208
  Gerrard Nominees Limited                                642367         13,000
  Gerrard Nominees Limited                                647291          8,500
  Gerrard Nominees Limited                                650668         13,000
  Gerrard Nominees Limited                                653035         13,000
  Gerrard Nominees Limited                                660632          6,000
  Gerrard Nominees Limited                                660758         35,000
  Gerrard Nominees Limited                                660851         30,000
  Greig Middleton Nominees Limited (GM1)                                220,787
  Greig Middleton Nominees Limited (GM1)                                 11,750
  HSBC                                                    813168        855,040
  HSBC                                                    845315         27,190
  INVESTORS BANK AND TRUST CO.                                           22,464
  INVESTORS BANK AND TRUST CO.                                          874,807
  INVESTORS BANK AND TRUST CO.                                          221,432
  INVESTORS BANK AND TRUST CO.                                        2,130,422
  INVESTORS BANK AND TRUST CO.                                           54,686
  INVESTORS BANK AND TRUST CO.                                           70,520
  JP MORGAN (BGI CUSTODY)                                  16331        268,775
  JP MORGAN (BGI CUSTODY)                                  16341        560,581
  JP MORGAN (BGI CUSTODY)                                  16341      2,160,554
  JP MORGAN (BGI CUSTODY)                                  16344        687,727
  JP MORGAN (BGI CUSTODY)                                  16345      1,158,601
  JP MORGAN (BGI CUSTODY)                                  16400      9,953,381
  JP MORGAN (BGI CUSTODY)                                  16612        342,149
  JP MORGAN (BGI CUSTODY)                                  16621        277,635
  JP MORGAN (BGI CUSTODY)                                  16901        167,869
  JP MORGAN (BGI CUSTODY)                                  18409        791,821
  JP MORGAN (BGI CUSTODY)                                  19514        141,755
  JP MORGAN (BGI CUSTODY)                                  28166      2,892,184
  JPMorgan Chase Bank                                                   399,337
  JPMorgan Chase Bank                                                   555,319
  MELLON BANK                                        ABGFZ872482        579,322
  MELLON BANK                                        TGGF0003002        295,962
  Mellon Trust - US CUSTODIAN /                                         102,247
  MELLON TRUST OF NEW ENGLAND                                           101,660
  MIDLAND BANK (HSBC BANK PLC)                            772823      2,464,273
  NORTHERN TRUST                                           CVS21      1,242,437
  NORTHERN TRUST                                           SCO06        303,975
  NORTHERN TRUST                                           TNF01        532,061
  NORTHERN TRUST                                           UKE01      1,049,771
  NORTHERN TRUST                                           USF12      1,681,150
  NORTHERN TRUST BANK - BGI SEPA                                        136,835
  NORTHERN TRUST BANK - BGI SEPA                                         35,400
  NORTHERN TRUST BANK - BGI SEPA                                        150,770
  R C Greig Nominees Limited                                            940,952
  R C Greig Nominees Limited                                            349,173
  R C Greig Nominees Limited a/c AK1                                    737,063
  R C Greig Nominees Limited a/c AK1                                    100,645
  R C Greig Nominees Limited a/c BL1                                     98,672
  R C Greig Nominees Limited a/c BL1                                     32,933
  R C Greig Nominees Limited a/c CM1                                      6,650
  R C Greig Nominees Limited a/c CM1                                     24,646
  R C Greig Nominees Limited GP1                                         64,089
  R C Greig Nominees Limited GP1                                         51,481
  R C Greig Nominees Limited SA1                                         31,232
  R C Greig Nominees Limited SA1                                         65,680
  R C Greig Nominees Limited SA1                         WIVE002          1,033
  STATE STREET                                              2RJ2        103,736
  STATE STREET                                              JD12        482,919
  STATE STREET                                              JFBL        594,987
  STATE STREET                                              N3YZ         10,871
  STATE STREET TRUST OF CANADA -                                         96,482
  The Northern Trust Company - U                                         68,739
  ZEBAN NOMINEES LIMITED                                                  1,000
  ZEBAN NOMINEES LIMITED                                                  1,700
  Group Holding                                                     105,727,030



5. Number of shares / amount of stock acquired


-


6. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

-


7. Number of shares / amount of stock disposed


NOT KNOWN



8. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)


NOT KNOWN



9. Class of security


ORDINARY SHARES OF 3.3333 PENCE EACH



10. Date of transaction


HOLDING AS AT 9 MARCH 2006



11. Date company informed


13 MARCH 2006


12. Total holding following this notification


105,727,030



13. Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into account when calculating percentage)


10.91%



14. Any additional information


SHAREHOLDER PREVIOUSLY REPORTED A SHAREHOLDING OF 114,823,988 (11.88%) ON 28 FEBRUARY 2006.



15. Name of contact and telephone number for queries


MICHAEL ANSCOMBE - 01293 767672



16. Name and signature of duly authorised company official of the listed company responsible for making this notification


MICHAEL ANSCOMBE - DEPUTY COMPANY SECRETARY



Date of notification


14 MARCH 2006

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               ______LUKE THOMAS______

                                                     (Registrant)

Date 14 March, 2006                         By   ____/s/ Luke Thomas____

                                                    (Signature)*